The Gymboree Corporation

500 Howard Street

San Francisco, CA 94105

(415) 278-7000

January 29, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Tia L. Jenkins

Re:	The Gymboree Corporation

Form 10-K for Fiscal Year Ended February 2, 2013

Filed May 2, 2013

File No. 000-21250

Dear Ms. Jenkins:

This letter is submitted on behalf of The Gymboree Corporation, a Delaware corporation (the “Company”), in response to the comment letter, dated January 6, 2014 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Annual Report on Form 10-K, filed May 2, 2013 (“Annual Report”).

For the convenience of the Staff’s review, the comments contained in the Comment Letter have been set forth below in italics, followed by the response of the Company.

Form 10-K for Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis, page 16

Summary Disclosures about Contractual Obligations, page 22

1.	In future filings, please revise your contractual obligations table to include in a separate line item your estimated interest payments on your long-term debt. Please also disclose in a footnote to the table any assumptions you made to derive these amounts. Please provide us your proposed disclosure.

Ms. Tia L. Jenkins Securities and Exchange Commission Division of Corporation Finance Page 2

Company Response:

In response to the Staff’s comment, the Company will revise the contractual obligations table in future filings to include a separate line item for estimated interest payments on long-term debt along with a disclosure on the assumptions used to derive those amounts. For purposes of illustrating our proposed revised disclosure, we have marked below the proposed revisions to the contractual obligations table that was contained in our Annual Report.

Summary Disclosures about Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual obligations as of February 2, 2013:

	Payments due by period
($ in thousands)	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
Operating leases (1)	$91,728	$169,772	$140,704	$145,032	$547,236
Inventory purchase obligations (2)	193,366	—	—	—	193,366
Other purchase obligations (3)	18,484	6,988	1,320	—	26,792
Long-term debt (4)	—	—	6,502	1,133,600	1,140,102
Interest payments on long-term debt (5)	72,736	145,686	146,020	40,209	404,651

Total contractual cash obligations	$376,314	$322,446	$294,546	$1,318,841	$2,312,147

(1)	Other lease-required expenses such as utilities, real estate taxes and common area repairs and maintenance are excluded. See Note 19 to the consolidated financial statements included elsewhere in this annual report for discussion of the Company’s operating leases.

(2)	Inventory purchase obligations include outstanding purchase orders for merchandise inventories that are enforceable and legally binding on the Company and that specify all significant terms (including fixed or minimum quantities to be purchased), fixed, minimum or variable price provisions, and the approximate timing of the transaction.

(3)	Other purchase obligations include commitments for fixtures and equipment, information technology and professional services.

(4)	Long-term debt is comprised of a $769.1 million Term Loan, an undrawn $225 million ABL Facility and an aggregate principal amount of $371 million of our Notes. The amounts presented in the table above exclude ~~interest and~~ an original issuance discount of $1.6 million (see Note 9 to the consolidated financial statements included elsewhere in this annual report). The table above also excludes $30.5 million of commercial and standby letters of credit related to normal business transactions (see Note 8 to the consolidated financial statements included elsewhere in this annual report).

(5)	Interest payments on long-term debt are estimated based on: (a) the outstanding principal balance of the Term Loan, which was $769.1 million as of February 2, 2013, and also take into consideration scheduled principal payments in fiscal 2017 through 2019, and (b) the outstanding principal balance of $371.0 million on the Notes as of February 2, 2013. The interest rate for borrowings under the Term Loan is, at the Company’s option, a base rate plus an additional marginal rate of 2.5% or the Adjusted LIBOR rate (with a 1.5% floor) plus an additional rate of 3.5%. Interest payments for borrowings under the Term Loan, in the table above, are estimated using the Company’s February 2, 2013 rate of 5.0%. Interest payments on the Company’s Notes are made semi-annually at a rate of 9.125% of the principal amount outstanding.

Ms. Tia L. Jenkins Securities and Exchange Commission Division of Corporation Finance Page 3

As of February 2, 2013, we had unrecognized tax benefits of $6.1 million, accrued interest of $1.1 million, and accrued penalties of $0.7 million. These amounts have been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may differ depending on the timing of receipt of services, or, for some obligations, changes to agreed-upon amounts.

Item 8. Financial Statements and Supplementary Data, page 26

Note 1. Summary of Significant Accounting Policies, page 33

Cost of Goods Sold, page 38

Selling, General and Administrative Expenses, page 39

2.	In future filings, please revise your footnote disclosure to clarify, if true, that you allocate a portion of your depreciation and amortization to cost of goods sold. If you do not allocate a portion to cost of goods sold, please remove the gross profit subtotal from your future filings and relabel the cost of goods sold line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure.

Company Response:

The Company advises the Staff that cost of goods sold includes depreciation expense related to the Company’s buying department and amortization related to below and above market leases. In future filings, the Company will revise its significant accounting policies disclosure relating to Cost of Goods Sold as follows (changes marked below):

Cost of Goods Sold

Cost of goods sold (“COGS”) includes cost of goods, buying department expenses (including related depreciation), occupancy expenses (including amortization of below and above market leases), and shipping costs. Cost of goods consists of cost of merchandise, inbound freight and other inventory-related costs, such as shrinkage costs and lower of cost or market adjustments. Buying expenses include costs incurred to design, produce and allocate merchandise. Occupancy expenses consist of rent and other lease-required ~~occupancy~~costs, including common area maintenance and utilities. Shipping costs consist of third-party delivery services to customers. As we record certain distribution ~~channel~~ expenses~~costs~~ as a component of SG&A expenses and do not include such costs in cost of goods sold, our cost of goods sold and gross profit may not be comparable to those of other companies. Distribution expenses recorded as a component of SG&A expenses amounted to $33.4 million in fiscal 2012, $29.5 million in fiscal 2011, $5.6 million in the period from November 23, 2010 to January 29, 2011, and $20.2 million in the period from January 31, 2010 to November 22, 2010.

Ms. Tia L. Jenkins Securities and Exchange Commission Division of Corporation Finance Page 4

3.	For both the outbound shipping and handling expenses to your stores and the costs associated with your distribution center that are excluded from cost of goods sold, please tell us the related amounts for each period presented and explain how you concluded that these amounts were not directly or indirectly incurred in bringing an article to its existing condition and location – the store from which it will be sold. Refer to ASC 330-10-30-1. If you do not believe these amounts are material in any period presented, please provide us your materiality analysis. In doing so, please also include as a part of your analysis other amounts not included in cost of goods sold or gross profit for materiality reasons.

Company Response:

Outbound shipping and handling expenses from our distribution center to our stores and costs associated with the operations of our distribution center are included in selling, general and administrative expenses (“SG&A”) and amounted to $33.4 million in fiscal 2012, $29.5 million in fiscal 2011, $5.6 million in the period from November 23, 2010 to January 29, 2011, and $20.2 million in the period from January 31, 2010 to November 22, 2010. We refer the Staff to ASC 605-45-19 which states that “some entities define shipping costs and handling costs as only those costs incurred for a third-party shipper to transport products to the customer.” We include in cost of goods sold, the costs of shipping directly to our customers. We also refer the Staff to ASC 605-50-2 which states that “the classification of shipping and handling costs is an accounting policy decision that shall be disclosed pursuant to Topic 235. An entity may adopt a policy of including shipping and handling costs in cost of sales. If shipping costs or handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items), an entity shall disclose both the amount of such costs and the line item or items on the income statement that include them.” We disclose the fact that distribution costs are recorded in SG&A within our accounting policy footnote; however, we have not disclosed the amount of such costs. In the future, we will disclose these amounts. We will revise our cost of goods sold disclosure for future filings as set forth in response 2.

Note 22. Condensed Guarantor Data, page 64

4.	Please tell us and revise your disclosure in future filings to clarify which entity represents the issuer of the Notes.

Ms. Tia L. Jenkins Securities and Exchange Commission Division of Corporation Finance Page 5

Company Response:

The Company advises the Staff that the issuer of the Notes is The Gymboree Corporation. The Company will disclose this fact in future filings in response to the Staff’s comment.

5.	In future filings, please disclose, if true, that the guarantees of the Notes are joint and several. Refer to Rule 3-10(i)(8) of Regulation S-X.

Company Response:

The Company advises the Staff that the guarantees of the Notes are joint and several. In future filings, the Company will disclose this fact in accordance with Rule 3-10(i)(8) of Regulation S-X.

6.	Based upon your disclosures in the Form S-4 filed May 16, 2011 and the Indenture filed as an Exhibit to that Form S-4, it appears that the subsidiary guarantees are subject to various release provisions. If any of these release provisions is other than a customary one, please advise. Otherwise, please revise your disclosure in future filings so that you do not characterize the guarantees as full and unconditional without also disclosing the circumstances under which they can be released. Please provide us your revised disclosure.

Company Response:

The Company advises the Staff that Section 10.06 of the Indenture contains certain release provisions for the subsidiary guarantees provided under the Indenture. Specifically, a subsidiary guarantee will be automatically released and discharged upon (A) the sale, exchange, disposition or transfer (by merger or otherwise) of (x) the capital stock of the guarantor providing such guarantee, if after such sale, exchange, disposition or transfer such guarantor is no longer a subsidiary of The Gymboree Corporation, or (y) all or substantially all of the assets of such guarantor, (B) the release or discharge of the guarantee by such guarantor of the other indebtedness which resulted in the creation of the subsidiary guarantee by such guarantor under the Indenture, (C) the designation of such guarantor as an “unrestricted subsidiary” under the Indenture or (D) the legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture, in each such case specified in clauses (A) through (D) above in accordance with the requirements therefore set forth in the Indenture. The Company believes that these types of release provisions are typical of indentures governing notes of the type covered by the Indenture and are all of the type identified in the guidance set forth in Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual as being “customary”.

Ms. Tia L. Jenkins Securities and Exchange Commission Division of Corporation Finance Page 6

While the Company believes that the nature of these automatic release provisions is customary and understood by investors, the Company will, in response to the Staff’s comment, include the following additional disclosure in future filings to provide a description of the circumstances in which the Indenture provides for the automatic release of a subsidiary guarantee (marked to show changes):

Proposed Revised Disclosure

Note 9

As part of the Transaction, we issued $400 million aggregate principal amount of 9.125% senior notes due in December 2018 (the “Notes”). Interest on the Notes is payable semi-annually. If the Company or our subsidiaries sell certain assets, we generally must either invest the net cash proceeds from such sale in our business within a certain period of time, use the proceeds to prepay senior secured debt or make an offer to purchase a principal amount of the Notes equal to the excess net cash proceeds at a redemption price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest. Upon a change in control, we may also be required to make an offer to purchase all of the Notes at a redemption price equal to 101% of the principal amount of the Notes redeemed plus accrued and unpaid interest. The Notes also contain optional redemption provisions, but subject to certain exceptions, we will not be entitled to redeem the Notes at our option prior to December 1, 2014. The Notes are unsecured senior obligations of ~~the Company~~The Gymboree Corporation. The Company’s ~~and our~~ 100%-owned domestic subsidiaries have fully and unconditionally guaranteed the Company’s obligations under the Notes (see Note 22). The guarantees of the Notes are joint and several and will terminate upon the following circumstances: (A) the sale, exchange, disposition or transfer (by merger or otherwise) of (x) the capital stock of the guarantor providing the applicable guarantee, if after such sale, exchange, disposition or transfer such guarantor is no longer a subsidiary of The Gymboree Corporation, or (y) all or substantially all of the assets of such guarantor, (B) the release or discharge of the guarantee by such guarantor of the other indebtedness which resulted in the creation of the subsidiary guarantee by such guarantor under the Indenture, (C) the designation of such guarantor as an “unrestricted subsidiary” under the Indenture or (D) the legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture, in each such case specified in clauses (A) through (D) above in accordance with the requirements therefore set forth in the Indenture.

Note 22

The Company ~~and it~~’s 100%-owned domestic subsidiaries have fully and unconditionally guaranteed the Notes, subject to the customary automatic release provisions described above (see Note 9). The following condensed consolidating financial information presents the financial position, results of operations, and cash flows of The Gymboree Corporation and the guarantor and non-guarantor subsidiaries. The VIEs financial results are included in those of the non-guarantor subsidiaries. Intercompany transactions are eliminated.

Ms. Tia L. Jenkins Securities and Exchange Commission Division of Corporation Finance Page 7

7.	Please tell us why the amounts included in the dividend from subsidiary line item in The Gymboree Corporation column for the year ended February 2, 2013 represent investing cash inflows as opposed to operating cash inflows.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the dividend from subsidiary line item in The Gymboree Corporation column for the year ended February 2, 2013 represents a capital dividend of $6.0 million from a guarantor entity (Gymboree Retail Stores, Inc.) to The Gymboree Corporation and a $4.0 million capital dividend from a non-guarantor entity (Canada subsidiary) to The Gymboree Corporation. These dividends were “returns of investment” and were properly included as investing cash inflows in accordance with ASC 230-10-45-12(b).

8.	Please tell us the types of amounts included in the intercompany transfers line item. Some of these amounts appear to result in an increase in the intercompany receivable balance of the Guarantor Subsidiaries and an increase in the intercompany payable balance of The Gymboree Corporation. Please also explain why the intercompany transfers amounts shown in the Guarantor Subsidiaries column represent financing cash outflows, as opposed to investing and/or operating cash outflows.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the types of amounts included in the intercompany transfers line item and its presentation on the condensed consolidating statements of cash flows are disclosed in footnote 22 on page 71, as follows:

The Company and its guarantor subsidiaries participate in a cash pooling program. As part of this program, cash balances are generally swept on a daily basis between the guarantor subsidiary bank accounts and those of the Company. In addition, we pay expenses on behalf of our guarantor and non-guarantor subsidiaries on a regular basis. These types of transactions have been accounted for as intercompany transfers within financing activities.

The Company’s transactions include interest, tax payments and intercompany sales transactions related to administrative costs incurred by the Company, which are billed to guarantor and non-guarantor subsidiaries on a cost plus basis. All intercompany transactions are presumed to be settled in cash and therefore are included in operating activities. Non-operating cash flow changes have been classified as financing activities.

Ms. Tia L. Jenkins Securities and Exchange Commission Division of Corporation Finance Page 8

The Company supplementally advises the Staff that it concluded that such intercompany transfers are properly reflected as financing activities based on the following fact pattern:

The Company has a centralized cash management program whereby the Company, in essence, is functioning and performing like a bank for its subsidiaries. As the Company is viewed as a bank, intercompany balances can be viewed as demand deposits as the Company is, essentially, holding and disbursing cash on behalf of its subsidiary customers. As each subsidiary actively sweeps cash through the Company, the nature of the cash flows is such that each subsidiary is borrowing or repaying funds. This view is supported by the commingled and fungible nature of the cash. Under the cash management program, each subsidiary’s cash is commingled with the funds of other subsidiaries when swept to the Company. As the funds are pooled together and then allocated to the affiliated group, the Company cannot identify the source of cash (i.e., which subsidiary the cash originated from) or the current location of the cash (i.e., which subsidiary currently has the cash that was swept to the Company). Given the view that the Company is operating as a bank and the subsidiaries are either borrowing or repaying cash, the Company believes it is appropriate to conclude that the cash flows associated with the intercompany accounts are consistent with the definition of Financing Activities in ASC 230-10-20, and therefore, represent a financing activity.

The cash sweeps under the Company’s cash management program are frequent, commingled and fungible, the intercompany accounts have quick turnovers, large balance fluctuations and the “maturities” of the balances are short. In addition, as discussed above, we believe the intercompany balances are akin to demand deposits. Due to these characteristics, the Company believes it is appropriate to present the change in cash flows on a net basis on the statement of cash flows. The Company believes such presentation is consistent with ASC 230-10-45-8, which states:

“For certain items, the turnover is quick, the amounts are large, and the maturities are short. For certain other items, such as demand deposits of a bank and customer accounts payable of a broker-dealer, the entity is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing, and financing activities.”

*   *   *

Ms. Tia L. Jenkins Securities and Exchange Commission Division of Corporation Finance Page 9

In connection with the Comment Letter and the Company’s response thereto, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities Exchange Act of 1934, as amended (“Exchange Act Filings);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Exchange Act Filings; and

•	it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please contact the undersigned at (415) 278-7751 or Lynda Gustafson, Vice President, Corporate Controller of the Company at (415) 278-7448.

Very truly yours,

The Gymboree Corporation

By:	/s/ Evan Price
Name:	Evan Price
Title:	Chief Financial Officer

Copy to:

Mark Breitbard, Chief Executive Officer, The Gymboree Corporation

Lynda Gustafson, Vice President, Corporate Controller, The Gymboree Corporation

Adam Scott, Deloitte & Touche LLP

Thomas Holden, Ropes & Gray LLP